UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2006 Commission File Number: 001-32371
SINOVAC BIOTECH LTD. (Name of Registrant in its charter)

ANTIGUA and BARBUDA
(State or other jurisdiction of incorporation or organization)
39 Shangdi Xi Road Haidian District, Beijing China 100085 (Address of principal executive offices and zip code)
Tel: 86-10-82890088 Fax: 86-10-62966910 (Issuer's telephone and fax numbers)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____                                No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

Semiannual Report
For the Six Months Ended June 30, 2006

Table of Contents

Item 1	Financial Statements	3
Item 2	Management’s Discussion and Analysis of Financial Condition and Results of Operations	24
SIGNATURES		34

The terms “we”, “us”, “our”, “Company” and “Sinovac” as used in this report refers to Sinovac Biotech Ltd.

Item 1.     FINANCIAL STATEMENTS

The following selected financial data have been summarized or derived from our unaudited financial statements. This financial information should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes, included elsewhere in this report.

SINOVAC BIOTECH LTD.

CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)

(Unaudited)
June 30, 2006

Index

Consolidated Balance Sheets

Consolidated Statements of Stockholders’ Equity

Consolidated Statements of Operations and Comprehensive Loss

Consolidated Statements of Cash Flows

Notes to Consolidated Financial Statements

SINOVAC BIOTECH LTD.

Consolidated Balance Sheets
June 30, 2006 and December 31, 2005
(Unaudited)
(Expressed in U.S. Dollars)

	June 30,	December 31,
	2006	2005

ASSETS

Current assets
Cash and cash equivalents	$7,094,735	$7,354,451
Restricted cash	-	149,391
Accounts receivable – net (note 3)	6,474,537	5,454,249
Inventories (note 4)	2,279,515	837,666
Deposit to a related party for a land-use right (note 10f)	-	433,694
Prepaid expenses and deposits (note 10d)	429,394	288,206
Due from related parties (note 10a)	552,515	1,755,997

Total current assets	16,830,696	16,273,654

Property, plant and equipment (notes 5 & 8)	12,543,233	12,455,971

Deferred tax asset	660,509	652,300

Licenses and permit (note 7)	1,757,205	1,917,172

Total assets	$31,791,643	$31,299,097
=========================================================================

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities
Loans payable (notes 5 & 8)	$3,200,140	$2,417,779
Accounts payable and accrued liabilities (note 11)	4,983,206	4,782,226
Due to related parties (note 10b)	11,197	55,826
Dividends payable	99,091	538,221
Deferred research grants	877,163	1,049,583

Total current liabilities	9,170,797	8,843,635

Loans payable (notes 5 & 8)	2,499,563	2,663,895

Total liabilities	11,670,360	11,507,530

Minority interest (note 9)	1,937,581	1,768,953

Commitments and contingencies (notes 10a & 10d)

STOCKHOLDERS' EQUITY

Preferred stock	-	-
Authorized 50,000,000 shares at par value of $0.001 each
Issued and outstanding: nil

Common stock	39,726	39,056
Authorized: 100,000,000 shares at par value of $0.001 each
Issued and outstanding: 39,726,028 (2005 – 39,055,528 )

Shares to be issued	42,750	42,750
Subscriptions received	151,703	1,423,710
Additional paid in capital	29,508,559	27,240,563
Accumulated other comprehensive income	477,110	342,981
Dedicated reserves	484,482	484,482
Accumulated deficit	(12,520,628)	(11,550,928)

Total stockholders' equity	18,183,702	18,022,614

Total liabilities and stockholders’ equity	$31,791,643	$31,299,097
=========================================================================

The accompanying notes are an integral part of these consolidated financial statements.

SINOVAC BIOTECH LTD.
Consolidated Statements of Stockholders’ Equity
Six Months Ended June 30, 2006
(Unaudited)
(Expressed in U.S. Dollars)

						Accumulated
						other
			Shares to be		Additional	compre-		Accumulated	Total
	Common stock		issued for	Subscriptions	paid in	hensive	Dedicated	earnings	stockholders’
	Shares	Amount	services	received	capital	income	reserves	(deficit)	equity

Balance, December 31, 2005	39,055,528	$39,056	$42,750	$1,423,710	$27,240,563	$342,981	$484,482	$(11,550,928)	$18,022,614

Stock-based compensation	-	-	-	-	490,711	-	-	-	490,711

Exercise of stock options	229,500	229	-	-	300,416	-	-	-	300,645

Exercise of warrants (note 12a)	441,000	441	-	(1,423,710)	1,476,869	-	-	-	53,600

Subscriptions received (note 12a)	-	-	-	151,703	-	-	-	-	151,703

Other comprehensive income (loss)
- Foreign currency translation	-	-	-	-	-	134,129	-	-	134,129

- Net loss for the period	-	-	-	-	-	-	-	(969,700)	(969,700)

Balance, June 30, 2006	39,726,028	$39,726	$42,750	$151,703	$29,508,559	$477,110	$484,482	$(12,520,628)	$18,183,702
============================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

SINOVAC BIOTECH LTD.
Consolidated Statements of Operations and Comprehensive Loss
Six Months Ended June 30, 2006 and 2005
(Unaudited)
(Expressed in U.S. Dollars)

	2006	2005

Sales	$4,676,765	$2,698,596

Cost of sales - (exclusive of depreciation of land-use rights and amortization of licenses and permits of $171,202 (2005 - $134,703)	939,480	728,115

Gross profit	3,737,285	1,970,481

Selling, general and administrative expenses (notes 10,11 and 13)	4,002,642	4,952,115

Research and development expenses - net of $554,225 (2005 - $99,460) in government research grants	94,013	116,163
Purchased in process research and development (note 6)	-	232,531

Depreciation of property, plant and equipment
and amortization of licenses and permits	300,449	245,017

Total operating expenses	4,397,104	5,545,826

Operating loss	(309,819)	(3,575,345)

Interest and financing expenses	(113,173)	(84,322)

Interest and other income (note 10)	113,002	42,381

Loss before income taxes and minority interest	(659,990)	(3,617,286)

Income taxes expenses
- Current	(102,963)	-
- Deferred	(21,620)	(21,422)

Loss before minority interest	(784,573)	(3,638,708)

Minority interest share of (earnings) loss	(185,127)	173,195

Net loss for the period	$(969,700)	$(3,465,513)
=========================================================================
Other comprehensive Income (loss)
Foreign currency translation	$134,129	$(7,106)

Comprehensive loss	$(835,571)	$(3,472,619)
=========================================================================
Loss per share – basic and diluted	$(0.03)	$(0.09)
=========================================================================

Weighted average number of shares of
common stock outstanding
- Basic and diluted	38,156,567	37,283,640
=========================================================================

The accompanying notes are an integral part of these consolidated financial statements.

SINOVAC BIOTECH LTD.
Consolidated Statements of Cash Flows
Six Months Ended June 30, 2006 and 2005
(Unaudited)
(Expressed in U.S. Dollars)

	2006	2005

Cash flows from (used in) operating activities
Net loss for the period	$(969,700)	$(3,465,513)
Adjustments to reconcile net loss to net cash
used by operating activities:
- deferred income taxes	21,620	21,422
- loss on disposal of equipment	4,863	-
- Penalty charged for overdue loan payable (note 8)	224,787	-
- stock-based compensation	490,712	2,897,088
- purchased in-process research and development in connection with acquisition of 20.56% Sinovac Beijing	-	232,531
- provision for doubtful debts	268,714	42,206
- imputed interest on loan from related parties	(19,167)	(36,829)
- depreciation of property, plant and equipment, and amortization of licenses	599,993	425,818
- research and development expenditures qualified for government grant	(554,225)	(99,460)
- minority interests	185,127	(173,195)
Change in other assets and liabilities (net of effect of
acquisition of subsidiary):
- accounts receivable	(1,238,336)	(715,004)
- inventories	(1,429,092)	(900,025)
- prepaid expenses and deposits	(138,422)	109,913
- accounts payable and accrued liabilities	45,364	50,499

Net cash used in operating activities	(2,507,762)	(1,610,549)

Cash flows from (used in) financing activities
Loan proceeds	622,471	-
Loan repayment	(303,538)	(11,594)
Proceeds from issuance of common stock	354,245	3,315,758
Proceeds from shares subscribed	151,703	-
Dividends paid to minority shareholders in Sinovac Beijing	(442,039)	(325,173)
Government grant received	373,483	48,309
Advances from related parties	1,298,705	1,615,675

Net cash provided by financing activities	2,055,030	4,642,975

Cash flows from (used in) investing activities
Restricted cash	149,391	105,621
Refund (deposits) for land use rights	435,730	(422,705)
Proceed from disposal of equipment	4,980	-
Acquisition of 20.56% interest in Sinovac Beijing from minority interest	-	(2,260,000)
Acquisition of property, plant and equipment	(426,029)	(1,710,971)

Net cash provided by (used in) investing activities	164,072	(4,288,055)

Exchange gain (loss) on cash and equivalents	28,944	(7,106)

Decrease in cash and cash equivalents	(259,716)	(1,262,735)

Cash and cash equivalents, beginning of period	7,354,451	2,605,051

Cash and cash equivalents, end of period	$7,094,735	$1,342,316
==========================================================================
Supplemental disclosure of cash flow information:
Cash paid for interest, net of interest capitalized	$113,015	$37,845
==========================================================================
Cash paid for income taxes	$143,130	$90,562
==========================================================================

The accompanying notes are an integral part of these consolidated financial statements.

SINOVAC BIOTECH LTD. Notes to Consolidated Financial Statements Six Months Ended June 30, 2006 (Unaudited) (Expressed in U.S. Dollars)

1.       Basis of Presentation

The accompanying unaudited interim consolidated financial statements have been prepared by management in accordance with U.S. generally accepted accounting principles for interim financial information.   Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for annual financial statements.  They should be read in conjunction with the financial statements and related footnotes for the Company’s most recently completed year ended December 31, 2005.  Except as otherwise noted, this unaudited interim consolidated financial statements are prepared applying the same accounting policies used in the annual consolidated financial statements.  In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included.

These interim results are not necessarily indicative of the results for other periods or for the year as a whole.  The Company does not earn its revenue evenly throughout the year, although expenses, with the exception of certain sales expenses, are relatively constant from period to period.  Vaccine sales have historically been lower in the first quarter because of Chinese New Year’s celebrations.  Vaccine sales are relatively higher in the fourth quarter, since this coincides with vaccination programs for children returning to school and with annual purchase planning by customers.

SINOVAC BIOTECH LTD. Notes to Consolidated Financial Statements Six Months Ended June 30, 2006 (Unaudited) (Expressed in U.S. Dollars)

2.       Accounting Policy Changes and New Accounting Pronouncement

(a)      Accounting Policy Changes

Effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123 (revised 2004), or SFAS 123(R), Share Based Payment, which supersedes the previous accounting under Statement No. 123, or SFAS 123, Accounting for Stock-Based Compensation.  SFAS 123(R) requires the recognition of compensation expense, using a fair-value based method, for costs related to all share-based payments to employees, including grants of stock options.  SFAS 123(R) requires companies to estimate the fair value of share-based payment awards on the date of grant using an option-pricing model.  The Company uses the Black-Scholes option-pricing model to determine the fair value for the awards.  The value of the portion of the award that is ultimately expected to vest is recognized as expense over the service period in the statement of income.  The Company adopted SFAS 123(R) using the modified prospective transition method which recognizes the grant-date fair value of compensation for new and unvested awards beginning in the fiscal period in which the recognition provisions are first applied.  The modified prospective transition method does not require the restatement of prior periods to reflect the impact of SFAS 123(R).  Since the Company previously accounted for stock-based compensation under the fair value provision of SFAS 123, adoption of SFAS123(R) did not have a significant impact on the financial position or consolidated statement of operations.

In November 2004, the FASB issued SFAS No. 151, “Inventory Costs – an amendment of ARB No. 43, Chapter 4”, which is the result of the FASB’s project to reduce differences between U.S. and international accounting standards.  SFAS No. 151 requires idle facility costs, abnormal freight, handling costs, and amounts of wasted materials (spoilage) be treated as current-period costs.  Under this concept, if the costs associated with the actual level of spoilage or production defects are greater that the costs associated with the range of normal spoilage or defects, the difference would be charged to current-period expenses, not included in inventory costs.  SFAS No. 151 was adopted by the Company beginning January 1, 2006.  For the six months ended June 30, 2006, the Company charged $299,000 in excessive fixed production overhead to the consolidated statements of operations.

SINOVAC BIOTECH LTD. Notes to Consolidated Financial Statements Six Months Ended June 30, 2006 (Unaudited) (Expressed in U.S. Dollars)

2.       Accounting Policy Changes and New Accounting Pronouncement (Continued)

(b)      New Accounting Pronouncement

In July 2006, FASB issued Interpretation No. 48.  This Interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS Statement No. 109, “Account for Income Taxes”.  This Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in the tax return.  This Interpretation also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition.  This Interpretation is effective for fiscal years beginning after December 15, 2006.  The Company is currently assessing the impact of Interpretation No. 48 on results of operations and financial position.

(c)      Comparative figures

Certain 2005 comparative figures have been reclassified to conform to the financial statement presentation adopted for 2006.

SINOVAC BIOTECH LTD. Notes to Consolidated Financial Statements Six Months Ended June 30, 2006 (Unaudited) (Expressed in U.S. Dollars)

3.        Accounts Receivable

	June 30	December 31
	2006	2005

Trade receivables	$ 7,553,645	$ 6,259,424
Allowance for doubtful accounts	(1,107,187)	(830,291)

	6,446,458	5,429,133
Other receivables	28,079	25,116

Total	$ 6,474,537	$ 5,454,249
=========================================================

4.       Inventories

	June 30	December 31
	2006	2005

Raw materials	$ 460,153	$ 210,810
Finished goods	1,402,607	476,770
Work in progress	416,755	150,086

Total	$ 2,279,515	$ 837,666
=========================================================

SINOVAC BIOTECH LTD. Notes to Consolidated Financial Statements Six Months Ended June 30, 2006 (Unaudited) (Expressed in U.S. Dollars)

5.       Property, Plant and Equipment

	June 30, 2006
	Cost	Accumulated	Net book
		Amortization	Value

Construction in progress and deposits on machinery and equipment	$ 235,295	$ -	$ 235,295
Plant and buildings	6,145,635	739,159	5,406,476
Land-use rights	1,059,845	96,436	963,409
Machinery and equipment	5,903,697	1,614,391	4,289,306
Motor vehicles	413,455	171,163	242,292
Office equipment and furniture	344,220	190,588	153,632
Leasehold improvement	1,322,086	69,263	1,252,823

Total	$ 15,424,233	$ 2,881,000	$ 12,543,233
==============================================================

	December 31, 2005
	Cost	Accumulated	Net book
		Amortization	Value

Plant and buildings	$ 6,073,973	$ 636,760	$ 5,437,213
Land-use rights	1,054,597	83,052	971,545
Machinery and equipment	5,607,426	1,380,906	4,226,520
Motor vehicles	429,923	141,507	288,416
Office equipment and furniture	300,885	159,094	141,791
Leasehold improvement	1,424,996	34,510	1,390,486

Total	$ 14,891,800	$ 2,435,829	$ 12,455,971
==============================================================

As at June 30, 2006, a land-use right and plant and buildings with a net book value of $4,114,961 (December 31, 2005 - $4,487,501) were pledged as collateral for an outstanding bank loan  (see note 8).

Depreciation expenses for six the months ended June 30, 2006 and 2005 were $432,636 and $293,717, respectively.

SINOVAC BIOTECH LTD. Notes to Consolidated Financial Statements Six Months Ended June 30, 2006 (Unaudited) (Expressed in U.S. Dollars)

6.        Acquisition of  Non-controlling Interest in Sinovac Beijing

On February 4, 2005, the Company acquired a further 20.56% interest in Sinovac Beijing for total cash consideration of $3,310,000, of which $1,050,000 was paid in 2004.  Following this acquisition, the Company owns 71.56% of Sinovac Beijing.

Sinovac Beijing was incorporated under the laws of China on April 28, 2001.  It is in the business of research development, production and sales of pharmaceutical products.

The acquisition has been accounted for by the purchase method. The following table summarizes the fair values of the assets acquired and liabilities assumed at the date of acquisition.

Cash and cash equivalents	$ 164,747
Restricted cash	80,489
Accounts receivable, prepaid expenses and deposits	1,001,063
Inventory	132,024
Property, plant and equipment	2,219,801
Licenses and permits	1,221,910
Deferred tax assets	(39,129)
In process research and development	232,531
Liabilities	(1,703,436)

Net assets acquired	$ 3,310,000
=========================================================

The amount assigned to in-process research and development relating to influenza virus HA vaccine, totalling $232,531, was written off at the date of acquisition in accordance with FASB Interpretation No. 4 “Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method”.

7.       Licenses and Permits

	June 30	December 31
	2006	2005

Inactive hepatitis A	$ 2,619,142	$ 2,603,086
Recombinant hepatitis A&B	366,903	366,903

	2,986,045	2,969,989
Less: accumulated amortization	(1,228,840)	(1,052,817)

Total	$ 1,757,205	$ 1,917,172
=========================================================

(a)     In February 2005, the Company acquired a further 20.56% interest in Sinovac Beijing (see note 6) resulting in an increase in the carrying value of licenses and permits of $976,552.

(b)     Amortization expense for the licenses and permits was $167,357 and $132,101 for six months ended June 30, 2006 and 2005, respectively.

SINOVAC BIOTECH LTD. Notes to Consolidated Financial Statements Six Months Ended June 30, 2006 (Unaudited) (Expressed in U.S. Dollars)

8.       Loans Payable

	June 30	December 31
	2006	2005

Bank loan: RMB 5,000,000, bearing interest at 5.58% per year, interest is payable quarterly and the principal is repayable on December 19, 2006. The loan was guaranteed by Beijing Zhongguancun Technology Credit Ltd.	$ 624,891	$ -

Bank loan: RMB 10,000,000, bearing interest at 5.58% per year, interest is payable quarterly and the principal was repayable on July 6, 2006, secured by a land-use right owned by a corporation controlled by a director of Sinovac Beijing with a value of $4,179,000 (RMB33,520,000). This loan was fully repaid in July 2006.	1,249,781	1,239,127

Unsecured employee loans, RMB nil (2004 – RMB940,000) bearing interest at 15%, due on demand.	-	116,478

Loan from China High Tech Investment Co., Ltd.: RMB7,000,000 (December 31, 2005 – RMB7,000,000), unsecured and bearing interest at 5% per year. RMB 3.4 million (including principal and interest) of RMB 7 million loan was due on September 30, 2005, the remaining balance plus interest was due on December 31, 2005. A 0.1% per day penalty was charged to the overdue balance. As at June 30, 2006, included in the loan balance was an accrued penalty of $225,660 (RMB 1,805,600) (December 31, 2005 – nil). The Company is currently renegotiating the repayment term.	1,325,468	1,062,174

Total loans payable – current	$ 3,200,140	$ 2,417,779
===============================================================

Bank loan: RMB 20,000,000, bearing interest at 5.75% per year, interest is payable quarterly and the principal of which RMB 5,000,000 is repayable on August 15, 2007 and the remaining balance is repayable on August 15, 2008.  The loan is secured by the land-rights and plant of Sinovac Beijing with a net book value of $4,114,961 (RMB32,925,452) (note 5).

	$ 2,499,563	$ 2,478,253

Mortgage payable, bearing interest at 5.04% per year with monthly blended payments of $2,284 and due on May 25, 2014. The mortgage was secured by three apartments included in property, plant and equipment, The mortgage was paid off in March 2006.	-	185,642

Total loans payable – long-term	$ 2,499,563	$ 2,663,895
===============================================================

SINOVAC BIOTECH LTD. Notes to Consolidated Financial Statements Six Months Ended June 30, 2006 (Unaudited) (Expressed in U.S. Dollars)

8.       Loans Payable (Continued)

The weighted average effective interest rate was 5.60% and 5.79% for six months ended June 30, 2006 and 2005, respectively.

9.       Minority Interest

Minority interest represents the interest of minority shareholders in Sinovac Beijing based on their proportionate interest in the equity of that company adjusted for their proportionate share of income or losses from operations.  In the six months ended June 30, 2006, the minority interest was 28.44%.  In the six months ended June 30, 2005, the minority interest was 49% for the period January 1, 2005 through to February 3, 2005 and 28.44% for the period February 4, 2005 through June 30, 2005.

SINOVAC BIOTECH LTD. Notes to Consolidated Financial Statements Six Months Ended June 30, 2006 (Unaudited) (Expressed in U.S. Dollars)

10.     Related Party Transactions

Related party transactions not disclosed elsewhere in the consolidated financial statements are as follows:

(a)      Due from related parties consist of the following:

	June 30	December 31
	2006	2005

Due from Shenzhen Bio-Port Co., Ltd. (“Shenzhen Co.”), a former non-controlling shareholder of Sinovac Beijing, bearing interest at the prevailing lending rates in China, which ranged from 5% to 6% in 2005, and due on demand.	$ -	$ 822,649
Promissory note from a former director, including accrued interest of $103,515 (2005 - $84,348) (see below)	552,515	933,348

Total	$ 552,515	$ 1,755,997
==========================================================

The promissory note from a director (resigned in 2006) of the Company with the principal amount of $1,849,000 was due on September 24, 2004.  On October 12, 2004, the Company entered into a pledge, escrow and promissory note agreement (“Escrow Agreement”) with this director to extend the repayment date.  Pursuant to the Escrow Agreement, the promissory note was to be paid in installments of $200,000 commencing November 15, 2004 and the like amount each three months thereafter with any remaining sum due on November 15, 2006.  The note bears interest at 5% per year.  The Company received $200,000 in 2004, $800,000 in 2005, and $400,000 in 2006 in accordance with the payment schedule.  This director placed 3,000,000 shares of the Company in escrow as security for the amounts owing under the Escrow Agreement.

The above mentioned promissory note of $552,515 (2005 - $933,348) represents personal loans to executives that are unlawful under Section 402 of the Sarbanes-Oxley Act of 2002.  As a consequent, the Company has demanded repayment of this amount.  It is uncertain what the consequence of this violation will be.

SINOVAC BIOTECH LTD. Notes to Consolidated Financial Statements Six Months Ended June 30, 2006 (Unaudited) (Expressed in U.S. Dollars)

10.     Related Party Transactions (continued)

(b)     Amounts due to related parties are unsecured, do not bear interest, are due on demand, and consist of the following:

	June 30	December 31
	2006	2005

Due to Beijing Xinfu, a corporation controlled by a director of the Company	$ 5,807	$ 5,611
Due to a director	5,390	50,215

Total	$ 11,197	$ 55,826
===========================================================

(c)      The Company entered into the following transactions in the normal course of operations at the exchange amount with related parties:

	June 30	June 30
	2006	2005

Interest income earned on the advances to related parties	$ 67,297	$ 42,096
Rent paid to China Bioway Biotech Group Holding Ltd., a non-controlling shareholder of Sinovac Beijing (see (d) below)	$ 87,064	$ 85,494

(d)      In 2004, the Company entered into two operating lease agreements with China Bioway Biotech Group Holding Ltd., a non-controlling shareholder of Sinovac Beijing, with respect to Sinovac Beijing’s production plant and laboratory in Beijing, China for an annual lease of totalling of $170,988 (RMB1,398,680).  The leases commenced on August 12, 2004 and have a term of 20 years.  Included in prepaid expenses and deposits as at June 30, 2006, is $141,670 (RMB1,133,564) (December 31, 2005 - $219,774 (RMB1,773,620)) representing the lease deposit made to this related party.

(e)      In 2004, a promissory note owed by a director of the Company to the Company’s subsidiary, Tangshan Yian approximating $2.6 million was settled by $400,000 cash and offsetting $2.2 million promissory note owed to him.  As of December 31, 2005, $158,983 representing the interest owing on the $2.6 million promissory note remained unpaid, and has no stated term of repayment.  No interest was accrued for the six months ended June 30, 2006.  The management chose to conservatively value the amount owing and set up a 100% provision in 2005.

SINOVAC BIOTECH LTD. Notes to Consolidated Financial Statements Six Months Ended June 30, 2006 (Unaudited) (Expressed in U.S. Dollars)

10.     Related Party Transactions (continued)

(f)       In 2005, the Company made a deposit of $433,694 to a company controlled by a director of the Company in respect of a land-use right.  At the end of the fiscal year 2005, the Company decided not to pursue the acquisition, and the deposit was returned to the Company.

(g)      During the six months ended June 30, 2006 and 2005, the Company paid $11,000 and $36,000, respectively, to two directors of the Company, relating to management consulting services.

(h)      During the six months ended June 30, 2006 and 2005, the Company paid director fees of $19,604 and $1,530, respectively to company that is 50% owned by a director of the Company.

(i)       During the six months ended June 30, 2006, the Company paid director fees of $5,000 to four directors.

11.     Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities at June 30, 2006 and December 31, 2005 consisted of the following:

	June 30, 2006	December 31, 2005

Trade payable	$ 1,014,781	$ 696,535
Machinery and equipment payable	139,167	114,000
Accrued expenses	908,126	673,633
Value added tax payable	65,425	188,648
Income tax payable	150,231	188,929
Other tax payable	123,669	27,835
Withholding personal income tax (see below)	1,734,276	1,455,000
Bonus and benefit payables	191,762	566,121
Other payables	655,769	871,525

Total	$ 4,983,206	$ 4,782,226
================================================================

Employees of the Company have exercised stock options and incurred tax liabilities as a result.  The Company believes that it may be liable to withhold income taxes on stock option exercises and has accrued a current liability of $1,584,276, as of June 30, 2006 (December 31, 2005 - $1,455,000).  During the six months ended June 30, 2006 and 2005, the unpaid amounts of incurred taxes and the related interest charged to selling, general and administrative expenses was $214,513 and $nil, respectively.

SINOVAC BIOTECH LTD. Notes to Consolidated Financial Statements Six Months Ended June 30, 2006 (Unaudited) (Expressed in U.S. Dollars)

12.     Common Stock

(a)      Share Capital

In January 2005, the Company completed two private placements by issuing 491,667 and 70,000 units, respectively, at $3.00 per unit for total gross proceeds of $1,685,000. Of this amount, $206,950 had been received by December 31, 2004. Each unit consisted of one share of common stock of the Company and one share purchase warrant. The Company issued 39,333 warrants and 1,970 warrants as finders' fees for the two private placements, respectively. The Company also paid finders' fees in cash totalling $168,200. Each warrant entitles its holder to purchase one additional share of common stock of the Company at $3.35 per share until the one year anniversary date from the date of issuance, and:

(i) For the first private placement warrants, at a price of $4.00 thereafter until  the two year anniversary date after the issuance. The warrants are subject to call provisions in favor of the Company, which may accelerate the expiry date.

(ii)  For the second private placement warrants, at a price of $4.00 thereafter until October 15, 2006. The warrants are subject to call provisions in favor of the Company, which may accelerate the expiry date.

During the six months period ended June 30, 2006, the Company issued 441,000 shares of common stock on the exercise of share purchase warrants with an exercise price at $3.35 per share for the total proceeds of $1,477,310, of which $1,423,710 was received in 2005 and the balance of $53,600 was received in 2006.  In addition, the Company received cash proceeds of $151,703 on the exercise of employee stock options.

During the six months period ended June 30, 2006, the Company issued 229,500 shares of common stock on the exercise of employee stock options with an exercise price at $1.31 per share for the total proceeds of $300,645.

(b)      Share Purchase Warrants

Number of warrants	Exercise price		Expiry date

29,263	1st	$3.35	January 5, 2006
	2nd	$4.00	January 5, 2007, subject to a call provision in favour of the Company, see note 12a(i)

71,970	1st	$3.35	January 15, 2006
	2nd	$4.00	October 15, 2006, subject to a call provision in favour of the Company, see note 12a(ii)

101,233
===========================================================

SINOVAC BIOTECH LTD. Notes to Consolidated Financial Statements Six Months Ended June 30, 2006 (Unaudited) (Expressed in U.S. Dollars)

13.     Stock Options

(a)      Stock Option Plan

The board of directors has approved a stock option plan (the “Plan”) effective on November 1, 2003, pursuant to which directors, officers, employees and consultants of the Company are eligible to receive grants of options for the Company’s common stock.  The plan expires on November 1, 2023.  A maximum of 5,000,000 common shares have been reserved under the plan.  Each stock option entitles its holder to purchase one common share of the Company.  Options may be granted for a term not exceeding 10 years from the date of grant.  The Plan is administered by the board of directors.

(b)      Valuation Assumptions

The Company calculated the fair value of each option award on the date of grant using the Black-Scholes option pricing model.

No stock options were granted during the six months ended June 30, 2006.  The following assumptions were used for granted during the six months ended June 30, 2005.

Expected volatility	60.8%
Risk-free interest rate	3.86%
Expected life (years)	5.0
Dividend yield	Nil
Fair value of options granted	$ 1.32

Given the Company’s short history, it does not have sufficient historical data to determine volatility. Therefore, the expected volatility is based on comparable companies’ historical stock prices.  Computation of expected life was estimated after considering the contractual terms of the stock-based award, vesting schedules and expectations of future employee behaviour.  The interest rate for period within the contractual life of the award is based on the U.S. Treasury yield curve in effect at the time of grant.

SINOVAC BIOTECH LTD. Notes to Consolidated Financial Statements Six Months Ended June 30, 2006 (Unaudited) (Expressed in U.S. Dollars)

13.     Stock Options (continued)

(c)      Stock-based Payment Award Activity

A summary of the Company’s stock options activities is presented below:

		Weighted	Aggregate
	Number of	Average	Intrinsic
	Common Shares	Exercise Price	Value

Options outstanding at December 31, 2004	4,959,000	$ 2.62
Granted	368,000	3.01
Forfeited	(110,000)	(1.31)
Cancelled	(2,000,000)	(4.55)
Exercised	(1,347,700)	(1.31)

Options outstanding at December 31, 2005	1,869,300	1.64
Exercised	(229,500)	(1.31)

Options outstanding at June 30, 2006	1,639,800	$ 1.69	1,269,180
==============================================================
Exercisable as at June 30, 2006	1,469,350	$ 1.52	1,270,071
==============================================================

Options Outstanding

		Weighted
		Average	Weighted
Range of		Remaining	Average
Exercise	Number	Contractual	Exercise
Prices	Outstanding	Life	Price

$1.01 - $2.00	1,282,000	2.32	$ 1.31
$2.00 - $3.00	76,000	2.82	$ 2.40
$3.00 - $4.00	281,800	4.23	$ 3.20

	1,639,800	2.69	$ 1.69
	=============================================

SINOVAC BIOTECH LTD. Notes to Consolidated Financial Statements Six Months Ended June 30, 2006 (Unaudited) (Expressed in U.S. Dollars)

13.     Stock Options (continued)

(c)      Stock-based Payment Award Activity (continued)

Options Exercisable

		Weighted
		Average	Weighted
Range of		Remaining	Average
Exercise	Number	Contractual	Exercise
Prices	Exercisable	Life	Price

$1.01 - $2.00	1,282,900	2.32	$ 1.31
$2.00 - $3.00	46,000	2.82	$ 2.40
$3.00 - $4.00	140,450	4.23	$ 3.20

	1,469,350	2.52	$ 1.52
	=============================================

The Company charged $490,712 and $2,897,088 of stock-based compensation relating to selling, general and administrative expenses for the six months ended June 30, 2006 and 2005, respectively.  The stock compensation expenses are charged to the consolidated statement of operations over the vesting period of the options using the straight-line amortization method.

Aggregate intrinsic value of the Company’s stock options is calculated as the difference between the exercise price of the options and the quoted price of the common shares that were in-the-money.  The aggregate intrinsic value of the Company’s stock options exercised under the Plan was $664,110 and $73,484, for the six months ended June 30, 2006 and 2005, determined as of the date of option exercise.

As at June 30, 2006, there was $521,000 of unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Plan.  That cost is expected to be recognized over a period of 13 months.  The estimated fair value of stock options vested during the six months periods ended June 30, 2006 and 2005 was $514,146 and $544,716, respectively.

SINOVAC BIOTECH LTD. Notes to Consolidated Financial Statements Six Months Ended June 30, 2006 (Unaudited) (Expressed in U.S. Dollars)

14.     Financial Instruments

The fair values of financial instruments are estimated at a specific point in time, based on relevant information about financial markets and specific financial instruments.  As these estimates are subjective in nature, involving uncertainties and matters of significant judgment, they cannot be determined with precision.  Changes in assumptions can significantly affect estimated fair values.

The carrying value of cash and cash equivalents, accounts receivable, short-term loans, accounts payable and accrued liabilities, and due from and to related parties approximate their fair value.   The fair value of long-term debt is based on the discounted value of contractual cash flows and at June 30, 2006 and December 31, 2005, approximates its carrying value.  The discount rate is estimated using the rates currently offered for debt with similar remaining maturities.

The Company operates in China, which may give rise to significant foreign currency risks from fluctuations and the degree of volatility of foreign exchange rates between US dollars and the Chinese currency RMB.  Financial instruments that potentially subject the Company to concentration of credits risks consist principally of cash and trade receivables, the balances of which are stated on the consolidated balance sheets.  The Company places its cash in high credit quality financial institutions.  Ongoing credit evaluations of customers’ financial condition are performed and the Company maintains provision for potential credit losses if necessary.  The Company does not require collateral or other security to support financial instruments subject to credit risks.  The Company is not subject to significant interest risk unless otherwise disclosed.

15.     Segmented Information

The Company operates exclusively in the biotech sector.  The Company’s business is considered as operating in one segment based upon the Company’s organizational structure, the way in which the operation is managed and evaluated, the availability of separate financial results and materiality considerations.  All the revenues are generated in China.  The Company’s assets by geographical location are as follows:

	June 30, 2006	December 31, 2005

Assets
North America	$ 4,471,298	$ 3,134,299
China	27,320,345	28,164,798

Total	$ 31,791,643	$ 31,299,097
===============================================================

Item 2.     MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
                CONDITION AND RESULTS OF OPERATIONS

Forward-Looking Information

Except for historical information contained herein, this semi-annual report contains certain forward-looking information based on our current expectations. The inclusion of forward-looking statements should not be regarded as a representation by us or any other person that the objectives or plans will be achieved as our actual results may differ materially from any forward-looking statement. The words “may,” “should,” “plans,” “believe,” “anticipate,” “estimate,” “expect,” and similar expressions are intended to identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking.  We inform readers that such statements do not guarantees future performance or events and are subject to a number of factors that may tend to influence the accuracy of the statements, including but not limited to, those risk factors outlined titled “Risk Factors” in our Report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) in relation to our fiscal year ended December 31, 2005.  The reader should not unduly rely on these forward-looking statements, which are made as of the date of this semi-annual report. The Company undertakes no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this semi-annual report, or to reflect the occurrence of unanticipated events. The reader should, however, review the factors and risks described in the reports Sinovac files periodically with the SEC after the date of this semi-annual report.

Sinovac owns or has rights to various trademarks including Healive™, Bilive™ and Anflu™. All other company names, trade names, registered trademarks, trademarks and service marks included in this semi-annual report are property of their respective owners.

Company Overview

We are a holding company and conduct our business in China through our 71.56% owned subsidiary, Sinovac Beijing, and our wholly owned subsidiary, Tangshan Yian.  Sinovac Beijing was incorporated on April 28, 2001 and Tangshan Yian was incorporated on February 9, 1993.

We are a China-based biopharmaceutical company that focuses on the research, development, manufacturing and commercialization of vaccines that protect against human infectious diseases.  Our portfolio of regulatory approved products consists of vaccines against the hepatitis A, hepatitis B and influenza viruses.  In 2002, we successfully launched our first product, Healive™, which is the first inactivated hepatitis A vaccine developed, produced and marketed in China.  In 2005, we received regulatory approvals in China for the production and sales of our Bilive™ and Anflu™ vaccines.  Bilive™ is a combined hepatitis A and B vaccine and Anflu™ is a flu vaccine.  We are currently developing vaccines against the SARS virus, the H5N1 strain of pandemic influenza virus, the Japanese encephalitis virus and other human diseases.

To date, we have successfully developed three vaccines.

Healive™.

In May 2002, we obtained final Chinese regulatory approval for production of Healive™. Healive™ is the first inactivated hepatitis A vaccine developed in China.

Hepatitis A vaccines utilize either a dead or weakened form of the infectious pathogen to elicit an immune response in the vaccinee without causing the medical complications associated with the disease. Inactivated hepatitis A vaccines such as Healive™, which use a dead form of the virus, offer a favorable alternative to attenuated (active) vaccines, which use a live virus that has been weakened through chemical or physical processes.  Attenuated hepatitis A vaccines are seldom used internationally because of their limitations, principally a shorter shelf life and shorter immunization period.  In 2005, we estimate that approximately 17 million doses, or approximately 90% of all hepatitis A vaccines sold in China, were attenuated vaccines; with the remainder 10% inactivated vaccines.  The market share of liquid formulations of attenuated hepatitis A vaccines is expected to decrease dramatically because they have been, effective January 1, 2006, excluded from the vaccines batch approval list issued by the National Institute for the Control of Pharmaceutical and Biological Products, or the NICPBP, on December 23, 2005.  When taking into account this new regulation and the fact that the shelf life of liquid attenuated vaccines is approximately six months, which is significantly shorter than Healive™’s 2.5 years, we expect this will present us with substantial growth opportunities for our Healive™ vaccine in terms of sales and market share.

In order to expand the market share, we introduce a vial package for Healive™, with a lower unit cost and, consequently, a lower unit selling price.  It allows us to sell the product at a more affordable price to the Chinese market and to maintain the high-end market with our more profitable pre-filled syringe vaccine.  During the six months ended June 30, 2006, we sold 466,000 doses of pre-filled syringe packages and 300,000 doses of vial packages. Total sales of Healive™ (766,000 doses) increased 81% over the corresponding period in 2005 (422,000 doses).

Bilive™.

In June 2005, we obtained final Chinese regulatory approval for the production of our combined hepatitis A and B vaccine, Bilive™, and began selling this product in July 2005.  Bilive™ is a combination vaccine formulated with a purified inactivated hepatitis A virus antigen, which we manufacture, and a recombinant (yeast) hepatitis B surface antigen, which we source from a third-party supplier.  During the six months ended June 30, 2006, we sold 9,200 doses Bilive™.

Anflu™.

In October 2005, we received final Chinese regulatory approval for the production of our Anflu™ vaccine against influenza. The primary type of influenza vaccines used worldwide is the split virus vaccine, which contains specially treated virus particles.  Our

Anflu™ vaccine is an inactivated split flu vaccine formulated from three split inactivated virus solutions.  Anflu™ is standardized according to the WHO annual recommendation. We expect to produce 300,000 doses of Anflu™ in second half of 2006 for the 2006-2007 flu seasons.

Currently, we are mainly developing vaccines against three other types of viruses.

Pandemic Influenza.

Lethal infections in poultry and humans with the H5N1 strain of influenza virus continue to be reported in many parts of the world.  It is feared that if the H5N1 influenza virus undergoes either a genetic alteration or recombination with a human influenza virus, a new sub-type could emerge which could be both highly contagious and highly lethal in humans. Such a sub-type could potentially cause a global influenza pandemic. The WHO has led global efforts to develop a viable vaccine against the H5N1 virus and, in order to encourage the development of pandemic influenza vaccines, has been providing, since early 2004, the H5N1 bird flu virus strain, developed through reverse genetics at no cost to vaccine manufacturers, including us, around the world.  We recently completed the phase I clinical trial of the pandemic influenza vaccine in China in June 2006.  The preliminary results of phase I clinical trial showed good immunogenicity, with a sero-positive rate exceeding the criteria for assessment of vaccines established by the Committee for Proprietary Medicinal Products of the European Union. Till now, all funding for our development of the vaccine has been from the Chinese government.  We plan to apply for additional government grants to fund further development of this product. With our collaboration with the China CDC, we would retain commercialization and intellectual property rights to the final product. However, we have agreed to provide funding, after we gain profits from the sale of pandemic influenza vaccines, to the China CDC for future research and policy making, that relates to the pandemic influenza.

Japanese Encephalitis (or JE).

JE is a significant public health problem in Southeast Asia and the Western Pacific.  In China, the transmission of JE is usually seasonal, occurring in summer and autumn, mainly from July to September.  Currently there are inactivated vaccines available derived from animal cells that require multiple inoculations and may cause undesirable side effects.  We are in the pre-clinical stage of development for a new, potentially safer and more effective vero-cell, or animal cell, derived from the inactivated JE vaccine. The Chinese government has recommended JE vaccinations be undertaken since 2005, and many provincial CDCs have included JE vaccinations into their expanded programs of immunization. We believe that JE will serve as our entrance into this public market where immunization is sponsored by the Chinese government authorities.

SARS.

The SARS epidemic claimed 774 lives worldwide in 2003.  At a WHO-sponsored convention of leading SARS researchers and scientists from 15 nations in late 2003, it was concluded that a recurrence of SARS, which spread to more than 35 countries in a matter of months in 2003, could develop into a full-blown global pandemic.  We were the first company to complete the phase I clinical trial of our inactivated SARS vaccine.  The phase I trial was completed in December 2004, and the trial demonstrated no serious adverse reactions.  Currently, because the SARS epidemic has subsided, we are not proceeding with further clinical trials.  However, should another outbreak happen in the future, we believe that we could rapidly initiate the phase II and phase III trials.  Although we have not completed the development and commercialization of the SARS vaccine, we believe that our efforts have raised our profile internationally and given us valuable experience in working with government and international organizations in the fight against infectious diseases.

Safety and Quality Assurance

All of our facilities are designed and maintained with the intention of meeting the WHO recommended bio-safety standards. Our Healive™, Bilive™ and Anflu™ facilities received their GMP certificates in March 2002, June 2005 and October 2005, respectively. To comply with GMP operational requirements, we have implemented a quality assurance plan setting forth our quality assurance procedures and a complete documentation system.

Our facilities are designed to conform to international standards in bio-pharmaceutical manufacturing. Our production equipment for Healive vaccine was supplied by, and the related facilities were designed by, a European company in accordance with the U.S. FDA and China GMP guidelines, with major equipment and facilities imported from Europe and North America.  Our key equipment has passed inspection conducted by SVS, a GMP validation consulting company.

We closely manage our staff, plant environment, support facilities, raw materials, hygiene, validation, documentation, manufacturing process, quality control, product selling and follow-up on sales.  We have personnel trained to perform these procedures and we routinely document our efforts to ensure both a comprehensive quality assurance system and the quality of finished product.  Our products are required to comply with national standards for products and each batch of our products is required to be tested or verified by the China National Institute for the Control of Pharmaceutical and Biological Products and to obtain a certificate of approval issued by the China SFDA before they can be sold in the market.  We utilize vaccine freeze packages that may facilitate our customers to transport and distribute our vaccines.  Each vaccine sold by us is identifiable by a series number which allows us to trace back to each batch if any quality problem or adverse event occurs.

We believe we have an effective internal reporting system to report any adverse effects related to drug use to the China SFDA promptly as mandated by the China SFDA and The Chinese Ministry of Public Health.

Regulatory Changes to the Vaccine Batch Release (“Batch Release”) in China

Effective January 1, 2006, liquid attenuated (active) hepatitis A vaccines were removed from the vaccines batch approval list that was issued by the National Institute for the Control of Pharmaceutical and Biological Products, or the NICPBP on December 23, 2005.  Because of this event and the fact that liquid attenuated vaccines manufactured prior to the removal from the batch approval list have a shelf life of approximately six months, we expect the use of inactive vaccines in China will increase considerably over the next several years.

Critical Accounting Policies and Estimates and Recent Accounting Pronouncements

The accompanying discussion and analysis of results of operations and financial condition is based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).  The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, and expenses, as well as related disclosure of contingent assets and liabilities.  We evaluate estimates on an ongoing basis.  We base the estimates on historical experiences and various other factors and assumptions that are believed to be reasonable under the circumstances, the results which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.  Actual results may materially differ from these estimates under different assumptions or conditions.

Significant accounting policies are described in note 2 to the Consolidated Financial Statements contained in this report and in note 3 to our Annual Report on Form 20-F for the year ended December 31, 2005.  Certain significant accounting policies considered to be critical accounting policies include: SFAS No. 123(R) “Accounting for Stock-based Compensation” and SFAS No. 151 “Inventory Costs – an amendment of ARB No. 43, Chapter 4”.

In December 2004, the FASB issued SFAS No. 123(R), “Accounting for Stock-based Compensation”.  SFAS 123(R) established standards for the accounting for transactions in which an entity exchanges its equity instruments for goods and services.  This Statement focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions.  SFAS 123(R) requires that the fair value of such equity instruments be recognized as expenses in the historical financial statements as services are performed.

SFAS 123(R) was adopted by us using the modified prospective transition method beginning January 1, 2006.  Since we previously accounted for stock-based compensation under the fair value provision of SFAS 123, adoption of SFAS 123(R) did not have a significant impact on our financial position or consolidated statement of operations for the six months ended June 30, 2006.

In November 2004, the FASB issued SFAS No. 151, “Inventory Costs – an amendment of ARB No. 43, Chapter 4”, which is the result of the FASB’s project to reduce differences between U.S. and international accounting standards.  SFAS No. 151 requires idle facility costs, abnormal freight, handling costs, and amounts of wasted materials (spoilage) be treated as current-period costs.  Under this concept, the costs and difference associated with spoilage and product defects would be charged to current period expenses and not included in inventory costs.

SFAS No. 151 was adopted by us beginning January 1, 2006.  For the six months ended June 30, 2006, we charged $299,000 in excessive fixed overhead to selling, general, and administrative expenses.

In July 2006, FASB issued Interpretation No. 48.  This Interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS Statement No. 109, “Accounting for Income Taxes”.  This Interpretation prescribes a recognition threshold and measurement attribute for financial statement recognition and the measurement of a tax position expected in a tax return.  This Interpretation also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition.  This Interpretation is effective for fiscal years beginning after December 15, 2006.  We are currently assessing the impact of Interpretation No. 48 on result of operations and financial position.

Results of Operations

Sales

Our sales in the first six months of 2006 were comprised of Healive™ and Bilive™ and sales in the first six months of 2005 was entirely comprised of Healive ™.  Our sales increased 73.3% to $4,677,000 for the six months ended June 30, 2006 from $2,699,000 for the six months ended June 30, 2005.  Revenue growth in 2006 was mainly attributable to our response due to the change of the hepatitis A vaccine market situation after the “Batch Release” issued by NICPBP on December 23, 2005.  The new vaccines batch approval list was effective January 1, 2006.

Cost of sales

Costs of sales for the six months ended June 30, 2006 was $939,000 compared to $728,000 for the six months ended June 30, 2005.  The cost of sales is attributed to the production costs of Healive™ and Bilive™.

Gross profit

Our gross profit reflects the contribution from sales after costs of sales, such as production labor, raw materials, packaging costs and manufacturing overhead.  Our gross profit margin increased to 79.91% for the six months ended June 30, 2006 from 73.02% for the six months ended June 30, 2005.  These gross profit amounts are exclusive of depreciation and amortization of land-use rights, licenses and permits in the amount of $171,000 and $135,000 for the six months ended June 30, 2006 and 2005, respectively.  If these depreciation and amortization amounts had been included in the determination of gross profit, the gross profit margin would have been 76.25% and 68.03% for the six months ended June 30, 2006 and 2005, respectively.

The increase in gross profit margin was due to two factors: 1) economies of scale, i.e. increasing production of Healive™ and decreasing the average cost per unit.  2) the unit cost of vial package Healive™ is substantially lower than the pre-filled syringe package, while the selling price is not proportionally lower.  This also results in higher gross profit margin.

Selling, General and Administrative Expenses

Selling, general and administrative expenses ("SG&A expenses") include non-production related wages and salaries, consulting fees, freight, travel, occupancy, advertising, public company costs, professional fees, stock-based compensation expenses, and the income taxes we assumed for our employees as a result of their exercising stock options.

SG&A expenses were $4,003,000 and $4,952,000 for the six months ended June 30, 2006 and 2005, respectively.  Our SG&A expenses decreased in 2006 due to the decrease of stock-based compensation expenses, which were $491,000 and $2,897,000 for the six months period ended June 30, 2006 and 2005, respectively. Stock-based compensation expense was unusually high in 2005 as there was a charge of $1.3 million relating to the cancellation of stock options in that period.

No options were granted during the six months ended June 30, 2006.  As at June 30, 2006, there was $521,000 of total unrecognized compensation costs related to non-vested share-based compensation arrangements granted under the stock option plan.  This amount is expected to be recognized over a period of 13 months. This item does not reduce the cash balance of the Company but reflects the unrecognized portion of the fair value of stock options that have not yet vested.

Research and Development Expenses

Research and development expenses reflect amounts mostly spent on the pandemic influenza vaccine (avian flu vaccine for humans) and JE vaccines, net of government grants to fund pandemic influenza project.  Total research and development expenses aggregated $648,000 and $216,000 for the six months ended June 30, 2006 and 2005, respectively. The Chinese government provided grants to us, which are recognized as reductions in research and development expenses in the period in which the research and development expenses are incurred and the conditions imposed by government authorities are fulfilled.  During the first six months of 2006, we received the Chinese government pandemic influenza research grants of $373,000, compared to $48,000 during the same period of 2005.  We recognized $554,000 of government research grant income for the current period, while in the six months ended June 30, 2005, we recognized a government research grant income of $99,000. Accordingly, our net research and development expenses were $94,000 for the six months ended June 30, 2006 and $116,000 for the comparative period.

Interest and Financing Expenses

Interest and financing expenses were $113,000 and $84,000 for the six months ended June 30, 2006 and 2005, respectively. The increase in interest expenses was largely due to a larger debt position.

Income Taxes

We recorded an income tax expense of $125,000 and $21,000 in the six months ended June 30, 2006 and 2005, respectively.  During the six months ended June 30, 2006, we incurred a $103,000 current income tax expense on profits in Sinovac Beijing and incurred a $22,000 deferred tax expense.  During the comparative period of 2005, we incurred a $21,000 deferred tax expense.

Our taxable income in China is subject to Chinese income tax regulations for its reported statutory income declaration. This is subject to a tax rate in accordance with relevant income tax laws and regulations applicable to Sino-foreign joint ventures. The Chinese government has provided various incentives to foreign-invested companies, including Sinovac Beijing and Tangshan Yian, in order to encourage development of investment by foreigners. Such incentives include reduced tax rates and other measures. Under the Chinese tax laws, the average domestically-owned companies are subject to an enterprise income tax rate of 33% and a VAT rate of 17%. Currently, Sinovac Beijing is subject to a 7.5% enterprise income tax rate until 2006, a 15% tax rate thereafter and a preferential VAT rate of 6%. Tangshan Yian is subject to a reduced enterprise income tax rate of 24% and a preferential VAT rate of 6%.

Net Loss

Our net loss was $970,000 and $3,466,000 for the six months ended June 30, 2006 and 2005, respectively. The decrease of net loss is due to the increase in sales and gross profit margin and the decrease in selling, general and administrative expenses.

Liquidity and Capital Resources

We have incurred annual operating losses since inception, and, as of June 30, 2006, we had an accumulated deficit of $12.5 million.  We expect to incur losses over the next few years as we continue our clinical trials, apply for regulatory approvals, continue development of our technologies, and expand our operations.  Since inception, we have financed our operations primarily through sales revenue, sale of equity securities and funds from debt financing and government research grants.

As of June 30, 2006, our unrestricted cash and cash equivalents totaled $7,095,000 which, we believe, is sufficient to fund the Company’s business over the next 12 months. The Company is still seeking to raise additional capital through equity financing to finance expansion.

Operating Activities

Net cash used in operating activities was $2,508,000 during the first six months of 2006, compared to net cash used in operating activities of $1,611,000 during the comparative period.  Net cash used in operating activities in the six months ended June 30, 2006 was a result of a net loss $970,000, decreased by $554,000 cash paid for research and development expenditures qualified for government grants, and adjusted by certain non-cash charges including stock-based compensation ($491,000), a provision for doubtful debts ($269,000), penalty charged for overdue loan payable ($225,000) and depreciation of property, plant and equipment and amortization of licenses and permits ($600,000), increased accounts receivable ($1,238,000) and increased inventory ($1,429,000).

Net cash used in operating activities in the six months ended June 30, 2005 was a result of net loss of $3,466,000, decreased by $99,000 cash paid for research and development expenditures qualified for government grants, and adjusted by stock-based compensation ($2,897,000), depreciation of property, plant and equipment and amortization of licenses and permits ($426,000), increased account receivable ($715,000) and increased inventory ($900,000).

Investing Activities

Net cash provided by investing activities was $164,000 during the six months ended June 30, 2006, compared to net cash used in investing activities of $4,288,000 during the comparative period in 2005.  During the six months ended June 30, 2006, the Company received a refund of $436,000, a deposit in relation to land-use rights from a related party and purchased $426,000 of equipment.

Net cash used in investing activities of $4,288,000 during the six months ended June 30, 2005 included $1,711,000 used to acquire property, plant and equipment, $2,260,000 used in relation to the purchase of a further 20.56% interest in Sinovac Beijing and $423,000 used as deposit in relation to land-use rights.  The cash used in investing activities was partially offset by $106,000 released from restricted cash.

Financing Activities

Net cash provided by financing activities was $2,055,000 in the six months ended June 30, 2006, compared to $4,643,000 during the comparative period in 2005.  During the six months ended June 30, 2006, net cash provided by our financing activities included proceeds of $354,000 from the issuance of common shares, $152,000 in proceeds from shares subscribed, $1,299,000 of advances from related parties and $373,000 from government funding.  We paid a $442,000 dividend to a minority shareholder in Sinovac Beijing.  We also received loan proceeds of $622,000 and made a loan payment of $303,000.

During the six months ended June 30, 2005, net cash provided by financing activities included $3,316,000 proceeds from the subscribed shares and $1,616,000 from related parties.  We paid a $325,000 dividend to a minority shareholder in Sinovac Beijing.

SEASONAL OPERATIONS

The interim results are not necessarily indicative of the results for other periods or for he year as a whole.  We do not earn our revenue evenly throughout the year, although expenses, with the exception of certain sales expenses, are relatively constant from period to period.  Vaccine sales have historically been lower in the first quarter because of Chinese New Year’s celebrations.  Vaccine sales are relatively higher in the fourth quarter, since this coincides with vaccination programs for children returning to school and with annual purchase planning by customers.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk

Our revenues, costs and expenses are currently denominated entirely in Renminbi, but the Renminbi prices of some of the materials and supplies for reagent kits that are imported from companies in the United States, Finland and Sweden may be affected by fluctuations in the value of Renminbi against the currencies of those countries. We do not believe that we currently have any significant direct foreign currency exchange rate risk and have not hedged exposures denominated in foreign currencies or any other derivative financial instruments. On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi will be permitted to fluctuate within a band against a basket of certain foreign currencies. This change in policy resulted initially in an approximately 2.0% appreciation in the value of the Renminbi against the U.S. dollar. Since the adoption of this new policy, the value of Renminbi against the U.S. dollar has fluctuated on a daily basis within narrow ranges but overall has further strengthened against the U.S. dollar. There remains significant international pressure on the PRC government to further liberalize its currency policy, which could result in a further and more significant appreciation in the value of the Renminbi against the U.S. dollar. Furthermore, a decline in the value of Renminbi against the U.S. dollar could reduce the U.S. dollar equivalent amounts of our financial results, the value of your investment in our company and the dividends we may pay in the future, if any, all of which may have a material adverse effect on the prices of our shares.

Interest Rate Risk

Our exposure to interest rate risk relates primarily to the interest expenses associated with our short-term and/or long-term bank borrowings as well as interest income provided by excess cash invested in demand and short-term deposits. Such borrowing and interest-earning instruments carry a degree of interest rate risk.  We have not historically used, and do not expect to use in the future, any derivative financial instruments to manage our exposure to interest risk.  We have not been exposed nor do we anticipate being exposed to material risks due to changes in interest rates. However, our future interest income and expense may increase or decrease due to changes in market interest rates.

SIGNATURES

          Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                        SINOVAC BIOTECH LTD.

Date: September 11, 2006                                           By:     /s/ Weidong Yin
                                                                                         Weidong Yin,
                                                                                         President, CEO and a Director